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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan
(Full title of the Plan)

EMC Corporation
(Name of issuer of the securities held pursuant to the Plan)

35 Parkwood Drive, Hopkinton, Massachusetts 01748
(address of principal executive office)

EMC Corporation 401(k)
Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

EMC Corporation 401(k) Savings Plan

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Accountants	1
Statements of Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statements of Changes in Assets Available for Plan Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4-7
Supplemental Schedule*:
Schedule of Assets (Held at End of Year) as of December 31, 2001	8

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Accountants

To the Participants and Plan Administrator of the
EMC Corporation 401(k) Savings Plan

        In our opinion, the accompanying statements of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of the EMC Corporation 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

        As discussed in Note 1, the Data General Corporation Savings and Investment Plan was merged into the Plan on January 1, 2000.

/s/ PricewaterhouseCoopers LLP

June 27, 2002
PricewaterhouseCoopers LLP
Boston, Massachusetts

EMC Corporation 401(k) Savings Plan
Statements of Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001		2000
Assets
Investments at fair value:
Common collective trust:
Fidelity Managed Income Portfolio Fund	$59,533,906	*	$50,561,019	*

Mutual funds:
Fidelity Equity Income Fund	55,590,593	*	55,955,157	*
Fidelity Independence Fund	43,050,606	*	56,339,953	*
Fidelity Magellan Fund	145,081,973	*	157,472,593	*
Fidelity Puritan Fund	45,218,872	*	42,640,509	*
Other mutual funds	253,068,633		222,142,177

Total mutual funds	542,010,677		534,550,389

EMC Corporation Stock Fund:
EMC Corporation common stock	13,015,793		23,942,128
Interest bearing cash	131,118		206,447

Total EMC Corporation Stock Fund	13,146,911		24,148,575

Loans to participants	14,481,579		12,438,538

Total investments	629,173,073		621,698,521

Receivables:
Employer contributions	6,973,975		7,746,205
Participant contributions	—		1,990,730
Investment income receivable	322		2,085

Total receivables	6,974,297		9,739,020

Assets available for benefits	$636,147,370		$631,437,541

*
Represents 5% or more of assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan
Statements of Changes in Assets Available for Plan Benefits
Years Ended December 31, 2001 and 2000

	2001	2000
Additions:
Investment income:
Net appreciation (depreciation) of investments:
Mutual funds	$(80,676,760)	$(73,396,752)
EMC Corporation common stock	(26,894,844)	1,586,182

Total net depreciation of investments	(107,571,604)	(71,810,570)

Dividends and interest:
Mutual funds	17,861,312	50,322,674
EMC Corporation common stock	165,774	127,211

Total dividends and interest	18,027,086	50,449,885

	(89,544,518)	(21,360,685)

Contributions:
Employer contributions	28,650,521	23,747,714
Participant contributions	90,033,953	75,226,508
Participant rollovers from other qualified plans	13,361,629	31,199,984

	132,046,103	130,174,206

Total additions	42,501,585	108,813,521

Deductions:
Benefits paid to participants	37,780,353	33,306,222
Administrative fees	11,403	11,239

Total deductions	37,791,756	33,317,461

Net increase prior to plan merger	4,709,829	75,496,060
Merger of plan assets from Data General Corporation Savings and Investment Plan	—	229,200,245

Net increase	4,709,829	304,696,305
Assets available for benefits:
Beginning of year	631,437,541	326,741,236

End of year	$636,147,370	$631,437,541

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.    Description of the Plan

  The following description of the EMC Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the "Company"). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan will be administered for the exclusive benefit of the participants and their beneficiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Contributions

  During 2000 and 2001, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 17% and 1% and 19%, respectively (25% as of January 1, 2002) of their compensation on a pretax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. In any Plan year, the Company may contribute to participants' accounts a quarterly matching contribution equal to a percentage of the participant's compensation contributed to the Plan as determined by the Company's Board of Directors up to a maximum quarterly matching contribution of $750. In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made upon a vote of the Board of Directors. To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last business day of the calendar quarter. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). During 2000 and 2001, the Company did not make any discretionary profit sharing contributions. Effective May 1, 2002, participants age 50 or over or who will attain age 50 by 2002, are eligible to contribute up to $1,000 to the Plan in addition to the IRS maximum contribution.

  Participant Accounts

  Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting and Forfeiture

  Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

  Participants' interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

  If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of their account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses.

  Investment Options

  Participants elect to invest the contributions to their accounts in five percent increments in the following options:

•	Fidelity Managed Income Portfolio	•	Fidelity Freedom 2020 Fund
	Fund (Stable Value Fund)	•	Fidelity Freedom 2030 Fund
•	Fidelity Magellan Fund	•	Fidelity Freedom 2040 Fund
•	Fidelity Puritan Fund	•	Fidelity Spartan Extended Market
•	Fidelity Equity Income Fund		Index Fund
•	Fidelity Retirement Money Market Fund	•	American Washington Mutual Investors Fund
•	Fidelity Equity Income II Fund	•	American Europacific Growth Fund
•	Fidelity Conservative Strategy Fund	•	T. Rowe Price Mid Cap Growth Fund
•	Fidelity Moderate Strategy Fund	•	T. Rowe Price Value Fund
•	Fidelity Aggressive Strategy Fund	•	Brandywine Growth Fund
•	Fidelity Spartan U.S. Equity Index Fund	•	Domini Social Equity Fund
•	Fidelity Independence Fund (formerly known as the	•	Janus Worldwide Fund
	Fidelity Retirement Growth Fund)	•	PIMCO Total Return Adm Fund
•	Fidelity Low Price Stock Fund	•	Franklin Small Cap Growth Fund
•	Fidelity Freedom Income Fund	•	Templeton Foreign A Fund
•	Fidelity Freedom 2000 Fund	•	Vanguard U.S. Growth Fund
•	Fidelity Freedom 2010 Fund	•	EMC Corporation Stock Fund

  Participants may change their investment options as determined by the rules applicable to each investment.

  Payment of Benefits

  Benefits are payable upon normal retirement age (65), death, separation from service or proven hardship. Participants who were a Plan member as of December 31, 1988 may elect to receive the value of their vested interest in his or her account in the form of an installment or in a lump-sum distribution. Plan members after such date will receive their vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence when the participant reaches age 70 1/2 or, if later, following the year they terminate employment. However, a 5% owner of the Company will be required to begin receiving minimum distributions from their account by the April 1 following attainment of age 70 1/2 regardless of whether they have terminated employment at that time.

  Participant Notes Receivable

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Company, as Plan administrator. Interest rates ranged from 8.00%—10.5% for 2001 and 8.25%—10.5% for 2000. Principal and interest are paid ratably through payroll deductions.

  Merger into Plan

  On October 12, 1999, the Company acquired Data General Corporation. In connection with the acquisition, the Data General Corporation Savings and Investment Plan (the "Data General Plan") merged into the Plan on January 1, 2000 resulting in the transfer of assets of $223,571,109 and the transfer of participant loans of $5,629,136 into the Plan. Former participants of the Data General Plan, eligible to participate in the Plan, began to participate in the Plan on January 1, 2000.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared using the accrual method of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Investment Valuation and Income Recognition

  Investments are valued at fair value. Investments in shares of mutual funds are valued based on net asset value announced by the fund at year-end. Investments in shares of the common collective trust are valued at contract value, which approximates fair value, for determining the net asset value. The Company's common stock, par value $.01 per share ("Common Stock"), is valued at the quoted market price on the last business day of the Plan year. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

  The Plan presents in the statements of changes in assets available for plan benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Expenses of the Plan

  Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and all expenses directly relating to the investments are charged to and paid by the Company.

  Termination of the Plan

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

  Payment of Benefits

  Benefits are recorded when paid.

3.    Tax Status of the Plan

  The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated November 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has since been amended and a filing for a new letter was submitted on November 16, 2001. Management has asserted the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and ERISA. Therefore, no provisions for income taxes are required.

4.    Related Party Transactions

  The Plan invests in Common Stock of EMC Corporation and transactions in this Common Stock are related party transactions. During the years ended December 31, 2001 and 2000, the Plan purchased shares of the Common Stock having values of $16,534,985 and $12,916,668, respectively, and sold shares of the Common Stock having values of $2,018,786 and $1,778,738, respectively.

  Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $11,403 for the year ended December 31, 2001. Loans to participants also qualify as party-in-interest transactions.

5.    Differences between Financial Statements and Presentation of Asset Information in Form 5500

  As described in Note 1 of these financial statements, the Data General Plan was merged into the Plan as of January 1, 2000 and the December 31, 1999 financial statements for the Plan do not reflect the merger. The Form 5500 for the Plan shows the transfer of assets occurring on December 31, 1999. The two approaches reflect agreement that the assets and participants had moved to the respective recipient plan as of January 1, 2000. The only difference concerns whether the transfer in from the Data General Plan occurred as of January 1, 2000 or, instead, occurred the moment before that—i.e., as of the close of business on December 31, 1999.

EMC Corporation 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i, Form 5500)
December 31, 2001

Supplemental Schedule

Shares/Units	Description	Current Value
	Common Collective Trust
59,533,906	Fidelity Management Income Portfolio Fund*	$59,533,906

	Mutual Funds
	Fidelity Investments Mutual Funds:
1,392,074	Magellan Fund*	145,081,973
2,559,076	Puritan Fund*	45,218,872
1,139,852	Equity Income Fund*	55,590,593
20,424,617	Retirement Money Market Fund*	20,424,617
1,370,615	Equity Income II Fund*	28,824,025
51,719	Conservative Strategy Fund*	667,699
182,615	Moderate Strategy Fund*	2,383,119
383,239	Aggressive Strategy Fund*	4,970,608
2,729,905	Independence Fund*	43,050,606
628,300	Low Price Stock Fund*	17,227,996
34,005	Freedom Income Fund*	371,674
63,964	Freedom 2000 Fund*	736,863
226,760	Freedom 2010 Fund*	2,859,439
506,730	Freedom 2020 Fund*	6,374,665
656,273	Freedom 2030 Fund*	8,242,794
17,916	Freedom 2040 Fund*	132,399
62,353	Spartan Extended Market Index Fund*	1,477,773
563,209	Spartan U.S. Equity Index Fund*	22,888,804
	American Funds:
491,996	Europacific Growth Fund	13,219,930
281,228	Washington Mutual Investors Fund	7,944,700
	T. Rowe Price Funds:
274,301	Mid Cap Growth Fund	10,807,449
293,303	Value Fund	5,537,565
515,882	Brandywine Growth Fund	12,045,838
506,481	Janus Worldwide	22,204,128
41,676	Domini Social Equity	1,140,683
1,325,961	PIMCO Total Return Admin Fund	13,869,554
822,729	Franklin Small Cap Growth Fund	25,644,464
326,459	Templeton Foreign A Fund	3,019,744
1,063,772	Vanguard U.S. Growth Fund	20,052,103

	Total Mutual funds	542,010,677

968,437	EMC Corporation common stock*	13,015,793
	Interest bearing cash	131,118

	Total EMC Corporation Stock Fund	13,146,911

	Loans to participants*	14,481,579

	Total	$629,173,073

*
Party-in-interest.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN
	By:	EMC Corporation, Plan Administrator
Date: June 27, 2002	By:	/s/ WILLIAM J. TEUBER, JR. William J. Teuber, Jr. Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Accountants

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EMC Corporation 401(k) Savings Plan Notes to Financial Statements
Supplemental Schedule
SIGNATURES
EXHIBIT INDEX